Exhibit 4.17

English Summary of the Equity Transfer Agreement between Beijing Syswin Xing Ye Real Estate Brokerage Company Limited, Fantasia Holdings Group Co., Limited and Ms. Ying Lu dated January 11, 2011

On January 11, 2011, Beijing Syswin Xing Ye Real Estate Brokerage Company Limited (the “Syswin Xing Ye”) enters into an equity transfer agreement (the “Agreement”) with Fantasia Group (China) Co., Ltd. (“Fantasia”) and Ms. Ying Lu (“Ying Lu”, together with Syswin Xing Ye and Fantasia, the “Parties”) to acquire 92% equity interest of Shenzhen Xingyan Real Estate Consulting Co., Ltd. (“Shenzhen Xingyan” or the “Target”), a limited liability company incorporated in Shenzhen which provids real estate agency services.

As of the date of the Agreement, Fantasia and Ying Lu respectively holds 85% and 15% equity interest in the Target, which has two wholly-owned subsidiaries in Huizhou and Dongguan and four branches in Chengdu, Anhui, Huainan and Langfang, respectively (collectively, the “Target’s Subsidiaries”).

Equity Transfers

Fantasia and Ying Lu shall transfer 85% and 7% equity interest in the Target to Syswin Xing Ye, respectively (the “Equity Transfers”). Both Fantasia and Ying Lu waives their right of first refusal with respect to the Equity Transfers. Upon completion of the Equity Transfers, 92% and 8% equity interest in the Target would be owned by Syswin Xing Ye and Ying Lu, respectively.

Purchase Price

The purchase price for 85% and 7% equity interest in the Target shall be RMB21.25 million and RMB1.75 million, respectively. As a result, the total purchase price for 92% equity interest in the Target shall be RMB23 million (the “Purchase Price”).

In consideration of the Purchase Price, Fantasia and Ying Lu shall transfer to Syswin Xing Ye: (i) 92% equity interest in the Target; (ii) the managing rights and all future income and benefits in the Target and Target’s Subsidiaries; (iii) the aggregate net assets of the Target and the Target’s Subsidiaries which shall not be less than RMB6 million immediately prior to the registration of the Equity Transfers with the Administration for Industry and Commerce of the PRC (the “Equity Transfer Registration”); (iv) all existing employment agreements between the Target or the Target’s Subsidiaries and their respective employees immediately prior to the date on which the Agreement becomes effective (the “Effective Date”); and (v) the existing sales agency and consultancy agreements or the de facto collaboration between the Target or the Target’s Subsidiaries and Fantasia or its affiliates with respect to certain real estate agency projects prior to the Effective Date (the “Fantasia Agreements”).

Payment Schedule

Syswin Xing Ye shall pay RMB4.25 million to Fantasia on the Effective Date.

Upon furnishing by Fantasia and Ying Lu of the documents necessary for the Equity Transfer Registration, Syswin Xing Ye shall pay RMB10.625 million to Fantasia and RMB1.75 million to Ying Lu.

Upon the earlier of (i) ten days after the month in which the Target’s accumulative audited net income reaches RMB5 million or (ii) December 31, 2011, Syswin Xing Ye shall pay the remaining RMB6.375 million to Fantasia.

Corporate Governance

Shenzhen Xingyan’s board shall consist of three members, two of which shall be appointed by Syswin Xing Ye and one of which shall be appointed by Ying Lu.

Representations and Warranties by Fantasia and Ying Lu

Fantasia and Ying Lu jointly and severally provide representations and warranties with respect to the Target’s business, employees, assets, security interest encumbrances, creditor’s rights and debts and dividend distribution. Among other things, Fantasia or its affiliates shall not terminate the Fantasia Agreements within two years of the Effective Date unless the Target or the Target’s Subsidiaries fails to achieve the agreed-upon market goals and performs below average among the similar projects.

Dividend Distribution and Asset Disposal

Prior to the Equity Transfer Registration, Fantasia and Ying Lu shall distribute the accumulated dividend and dispose the assets pursuant to the plan agreed upon by the Parties. Such distribution and disposal shall in no event cause the net assets of the Target and the Target’s Subsidiaries be less than RMB6 million.

Debts

As to the account receivables due to the Target or the Target’s Subsidiaries immediately prior to the Equity Transfer Registration, Fantasia and Ying Lu shall indemnify the Target if the Target is unable to collect such account receivables on or before December 31, 2011, unless the uncollected amount is less than the difference of the net assets of the Target on the date of the Equity Transfer Registration and RMB6 million.

Intellectual Properties

The Target shall transfer certain intellectual properties to Fantasia for nil consideration as soon as practicable post the Effective Date. Such intellectual properties include the registered trademark “Xingyan” and three internet domain names. After such transfers and within three years of the date of the Agreement, Fantasia shall grant the Target an exclusive license to use the trademark of “Xingyan” free of charge to perform the Fantasia Agreements; provided, however, Fantasia may use the trade name of “Xingyan” after the Equity Transfer Registration to conduct the same businesses as the Target.